Lime Trading Corp.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

CONTENTS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27061

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/24_____ AND ENDING _____12/31/24_____
                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __LIME TRADING CORP. (f/k/a Score Priority Corp.)__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__1 PENN PLAZA STE 1614__
                                                        (No. and Street)
__NEW YORK__   __NY__   __10119__
        (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__MICHAEL LEVY__   __(646) 681-4076__   __mlevy@lime.co__
    (Name)   (Area Code - Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__MICHAEL COGLIANESE CPA, P.C.__
                        (Name – if individual, state last, first, middle name)

__125 E LAKE ST STE 303__	__BLOOMINGDALE__	__IL__	__60108__
(Address)	(City)	(State)	(Zip Code)

__10-20-2009__   __3874__
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Levy, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lime Trading Corp. (the "Company"), as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Subscribed and sworn to before me this 11 day of March 2025   Signature: _____

William Paul Hodge
Notary Public, State of New York
Reg. No. 01HO6180918
Qualified in Queens County
Commission Expires January 22 2028

Notary Public

Title:
Chief Financial Officer

This report ** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable. (See the separately bound report.)
- ☐ (y) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or A statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

** *To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MICHAEL COGLIANESE CPA, P.C.

ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Lime Trading Corp.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lime Trading Corp. as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Lime Trading Corp. as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Lime Trading Corp.'s management. Our responsibility is to express an opinion on Lime Trading Corp.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lime Trading Corp in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Lime Trading Corp.'s auditor since 2016.

Michael Coglianese CPA. P.C.

Bloomingdale, IL
March 11, 2025

3

LIME TRADING CORP.

STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS

Cash and cash equivalents	$	2,416,223
Segregated cash		61,104
Receivable from broker-dealers		1,980,793
Deposits with clearing organizations		787,462
Securities owned, at fair value		10,500,000
Prepaid expenses and other assets		1,691,211
Furniture and equipment, at cost, net		140,200
Intangible assets, at cost, net		1,585,321
Operating right of use asset		452,623
	$	19,614,937

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Payable to customers	$	5,021
Accrued expenses and other liabilities		2,678,015
Operating lease liability		452,623
		3,135,659
Stockholder's equity		
Common stock, no par value; 100 shares authorized,		
issued and outstanding		210,040
Additional paid-in capital		48,625,000
Accumulated deficit		(32,355,762)
		16,479,278
	$	19,614,937

See Notes to Financial Statement

4

LIME TRADING CORP.

NOTES TO FINANCIAL STATEMENT
December 31, 2024

Note 1. Organization and Nature of Business

Lime Trading Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company conducts business on a fully disclosed basis with Vision Financial Markets, LLC ("Vision"), Axos Clearing, LLC ("Axos"), Wedbush Securities, Inc. ("Wedbush"), and ABN Amro Clearing Chicago LLC ("ABN") pursuant to clearing agreements (collectively referred to as the "Clearing Brokers"), which assumes and maintains the accounts of the Company's customers.

The Company is a futures commission merchant registered with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA). The Company conducts business on a fully disclosed basis with Straits Financial, LLC pursuant to a clearing agreement, which assumes and maintains the accounts of the Company's customers.

The Company is exempt from SEA Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of the Rule and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5. The Company has filed an Exemption Report as described in SEA Rule 17a-5.

A summary of significant accounting policies are included in the following footnotes.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of unrestricted cash balances in banks. The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Segregated Cash

In accordance with regulations of the SEC and CFTC, the Company maintains special reserve bank accounts for the exclusive benefit of its customers. At December 31, 2024, $61,104 was held in segregated accounts.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets, ranging from 5 to 7 years.

Intangible Assets

Acquired intangible assets with finite lives, which consist of trade name, website intellectual property and brokerage customer accounts, are amortized on a straight-line basis over estimated useful lives of 5 years. The Company performs an annual review of its intangible assets for impairment. As of December 31, 2024, no indication of impairment was noted.

Securities Owned

Securities owned, which may include equities, mutual funds and options on equities, are valued at the closing price reported on the active market on which the individual securities are traded.

Revenue Recognition

Commissions

All commission revenue is recognized on the date in which the transactions associated with the commissions are completed (settlement date). US GAAP requires revenue to be recognized on the date in which the transactions associated with the commissions are earned (trade date). Generally, there is no material difference between settlement date and trade date in the recognition of revenue, particularly since the trade settlement cycle has been reduced to trade date + 1-day, effective May 28th, 2024. Amounts receivable and payable from securities transactions that have reached their contractual settlement date are recorded net on the statement of financial condition.

Technology fees

Technology fees are charged to customers for technology services to which they subscribe that the Company delivers, which can include but are not limited to order management software ("OMS"), infrastructure fees, trading access fees, co-location fees, and other fees. The Company recognizes this revenue monthly as the performance obligation is satisfied over time by continually providing the technology to which the customer is able to use and benefit for the period. Technology fees are collected monthly, generally in arrears.

Execution fees and rebates

Execution fees are charged to customers as the Company provides access to the various equity and option exchanges, subject to exchange-mandated programs. The Company recognizes revenue as the performance obligation is satisfied over time on customer orders, generally monthly. Execution fees are collected monthly, in arrears. The Company earns rebates from various equity and options exchanges and market makers based upon equity and options trading volume originated by the Company that meets certain criteria. The Company recognizes revenue, generally monthly, as the performance obligation is satisfied over time on customer orders that qualify for payments. subject to exchange and/or market maker mandated programs. Rebates are collected monthly, generally in arrears.

Other income

Other income generally consists of interest income on customer debit, credit, and other balances, which are generally custodied by the Company's Clearing Brokers. and interest income on the Company's cash and/or

6

money market instruments. In addition, any unrealized gains and losses on securities held at year end are included in Other income in the statement of operations and historically have been immaterial. The Company recognizes Other income, generally monthly, and collects the revenue monthly, generally, in arrears.

Income Taxes

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The Company records a valuation allowance against a deferred tax asset when it is more likely that not that the deferred tax asset will not be realized.

The Company has adopted the authoritative guidance under ASC Topic 740, "Income Taxes," relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2024, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future. The Company's federal, state and local tax returns are open to examination for the last three years.

Deposits with Clearing Organizations

Deposits with clearing organizations represent cash deposited with the Company's Clearing Brokers for the purposes of supporting clearing and settlement activities. At December 31, 2024, the Company maintained deposits of approximately $360,000 with Vision, $100,000 with Axos, $250,000 with Wedbush and $77,000 with ABN.

Note 3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy is established that distinguishes between: (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs); and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide information on an ongoing basis.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets;
b. Quoted prices for identical or similar assets or liabilities in markets that are not active;
c. Inputs other than quoted prices that are observable for the asset or liability;
d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting entity's own data.

However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information is reasonably available without undue cost and effort that indicates that market participants would use different assumptions.

There were no transfers between any of the Level 1, 2 and 3 categories in the fair value measurement hierarchy during the year ended December 31, 2024.

The following table summarizes the valuation of the Company's investments by fair value hierarchy as described above as of December 31, 2024:

	Total	Level 1
Money Market Mutual Funds	10,500,000	$10,500,000
Total	$ 10,500,000	$10,500,000

Note 4. Related Parties

The Company is owned by F.H. Global, Inc., which is owned by a shareholder.

The Company has historically relied on its parent to meet its capital needs. The Company has been funded to sustain its operations and future business development. The parent has committed to fund the Company's capital needs due to the role the Company plays in the parent's overall strategy.

The Company is affiliated with Lime FinTech, LLC, which is also owned by F.H. Global, Inc. At December 31, 2024, the Company had a receivable from affiliated entities of $103,452, representing expenses paid by the Company on behalf of those companies. The receivable is included in prepaid expenses and other assets on the statement of financial condition.

Note 5. Property, Equipment and Intangible Assets

Property and equipment and intangible assets consist of the following as of December 31, 2024:

Furniture and equipment		Gross Carrying Amount		Accumulated Depreciation		Net
Computer hardware and related equipment	$	264,629	$	(124,428)	$	140,200
Furniture and fixtures		66,389		(66,389)		-
Total	$	331,017	$	(190,817)	$	140,200

Intangible assets		Gross Carrying Amount		Accumulated Amortization		Net
Asset acquisition cost	$	8,500,000	$	(6,941,667)	$	1,558,333
Other intangibles		992,187		(965,199)		26,988
Total	$	9,492,187	$	(7,906,866)	$	1,585,321

No significant residual value is estimated for the intangible assets.

Note 6. Income Taxes

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Based upon the limited level of historical taxable income under the current corporate structure, and projections for future taxable income over the periods in which the deferred tax assets are deductible, management cannot predict when the Company will realize the benefits of the net operating loss carryforwards and accordingly has applied a valuation allowance of approximately $8,500,000 against its deferred tax asset.

As of December 31, 2024, the Company's net operating loss carryforwards for federal tax purposes was approximately $34,000,000, which is available to offset future federal taxable income, if any.

Note 7. Employee Benefits

The Company has a defined contribution plan under 401(k) of the Internal Revenue Code. The plan covers all employees who have attained the age of 21 and provides for participants to defer salary amounts up to statutory limits. The Company is allowed to make discretionary matching contributions based on the salary deferrals contributed by each participant.

Note 8. Commitments

LIME TRADING CORP.

NOTES TO FINANCIAL STATEMENT
December 31, 2024

The Company is obligated under a noncancelable operating lease for its corporate headquarters that expires on November 30, 2026. Rental expense under the lease was $226,484 for the year ended December 31, 2024. The following is a schedule of minimum rent payments required under the noncancelable operating lease for the years ending December 31:

2025	$	236,151
2026		216,472
	$	452,623

Recent Accounting Standards

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02 "Leases (Topic 842)," which establishes a comprehensive new lease accounting model. The new standard: (a) clarifies the definition of a lease; (b) requires a dual approach to lease classification similar to current lease classifications; and (c) causes lessees to recognize leases on the balance sheet as a lease liability with a corresponding right-of-use asset for leases with a lease term of more than 12 months. The new standard is effective for fiscal years and interim periods beginning after December 15, 2018, with early adoption permitted. A modified retrospective transition approach is required for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, including a number of optional practical expedients that entities may elect to apply.

In July 2018, the FASB issued ASU No. 2018-11 "Leases (Topic 842): Targeted Improvements," an update which provides another transition method, in addition to the existing modified retrospective transition method, by allowing entities to initially apply the new lease standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company adopted Topic 842 effective November 1, 2019 using a modified retrospective method and will not restate comparative periods. As of December 31, 2024, the Company has a lease liability of $452,623 with a corresponding right-of-use asset of the same amount on its Statement of Financial Condition. Management believes that the new lease standard does not have a significant impact on the Company's Statement of Operations.

Note 9. Contingencies and Guarantees

As of December 31, 2024, management of the Company believes that there are no contingencies (other than the noncancelable lease agreements in Note 8) or guarantees that may result in a loss or future obligation.

Note 10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $250,000 and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1. The Company is also subject to the net capital requirements under Regulation 1.17 of the Commodity Exchange Act. In accordance with these rules, the Company is required to maintain defined minimum net capital equal to $1,000,000. At December 31, 2024, the Company had net capital of $12,146,269, which was in excess of required net capital by $11,146,269. At December 31, 2024, the Company's ratio of aggregate indebtedness to net capital was 0.2209 to 1.

Note 11. Off-Balance-Sheet Credit Risk and Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash on deposit at its banks and its money market mutual fund investment. Balances at its banks are generally insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2024, the Company had approximately $2,227,000 in excess of FDIC insured limits.

Note 12. Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, which are generally enumerated within Note 2. The Company has identified it's Chief Executive Officer and Chief Financial Officer as the chief operating decision makers ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 10), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits, pay dividends, or deploy capital elsewhere. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies within Note 2.

Note 13. Subsequent Events

In March 2025, the Company entered into a noncancelable operating lease for additional office space that expires in 2032. The Company has evaluated events and transactions that have occurred since December 31, 2024, through the date of this report and determined that there are no other material events would require disclosure or recognition in the Company's financial statements.

SUPPLEMENTAL INFORMATION

LIME TRADING CORP.

SCHEDULE I
STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN
SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES
December 31, 2024

SEGREGATION REQUIREMENTS

Net equity (deficit)	$	-
Accounts liquidating to a deficit and accounts with debit balances		-
Amount required to be segregated	$	-

FUNDS IN SEGREGATED ACCOUNTS

Deposited in segregated funds bank accounts - cash	$	21,104
Net liquidating equity with other FCMs		24,990
Total amount in segregation		46,094
Less: amount required to be segregated		-
Excess funds in segregation		46,094
Management target amount for excess funds in segregation		20,000
Excess funds in segregation over management target amount excess	$	26,094

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN
SEGREGATION FOR CUSTOMERS' DEALER OPTIONS ACCOUNTS

Amount required to be segregated in accordance with 17 CFR 32.6	$	-
Funds in segregated accounts		-
Excess funds in segregation	$	-

The computation of segregation requirements and funds in segregation for customers trading on U.S. commodity exchanges as of December 31, 2024, computed by the Company in its Form X-17A-5, Part II, does not differ from the above computation, which is based on audited financial statements.

LIME TRADING CORP.

SCHEDULE II
STATEMENT OF CLEARED SWAPS SEGREGATION REQUIREMENTS AND
FUNDS IN CLEARED SWAPS CUSTOMER ACCOUNTS UNDER 4D(F) OF THE CEA
December 31, 2024

CLEARED SWAPS CUSTOMER REQUIREMENTS

Net equity (deficit)	$	-
Accounts liquidating to a deficit and accounts with debit balances		-
Amount required to be segregated for cleared swaps customers	$	-

FUNDS IN CLEARED SWAPS CUSTOMER SEGREGATED ACCOUNTS

Deposited in cleared swaps customer segregated funds bank accounts - cash	$	-
Net liquidating equity with other FCMs		-
Total amount in cleared swaps customer segregation		-
Less: amount required to be segregated for cleared swaps customers		-
Excess funds in segregation		-
Management target amount for excess funds in cleared swaps segregated accounts		-
Excess funds in cleared swaps customer segregated accounts over management target excess	$	-

The computation of the cleared swaps requirement and funds in cleared swaps customer accounts under section 4D(F) of the Commodities Exchange Act as of December 31, 2024, computed by the Company in its Form X-17A-5, Part II, does not differ from the above computation, which is based on audited financial statements.

LIME TRADING CORP.

SCHEDULE III
STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE
ACCOUNTS PURSUANT TO COMMISSION REGULATION 30.7
December 31, 2024

FOREIGN FUTURES AND FOREIGN OPTIONS SECURED AMOUNTS

Net equity (deficit)	$	-
Accounts liquidating to a deficit and accounts with debit balances		-
Amount required to be set aside as the secured amount - net liquidating equity method		-
Amount required to be set aside pursuant to foreign law, rule or regulation		-
Greater of the above two amounts	$	-

FUNDS DEPOSITED IN SEPARATE 17 CFR 30.7 ACCOUNTS

Deposited in separate 17 CFR 30.7 bank accounts - cash	$	40,000
Net liquidating equity with other FCMs		10
Total funds in separate 17 CFR 30.7 accounts		40,010
Less: amount required to be set aside as the secured amount, above		-
Excess set aside funds for secured amount		40,010
Management target amount for excess funds in separate 17 CFR 30.7 accounts		20,000
Excess funds in separate 17 CFR 30.7 accounts over management target excess	$	20,010

The computation of secured amouts and funds held in separate accounts pursuant to CFTC Regulation 30.7 as of December 31, 2024, computed by the Company in its Form X-17A-5, Part II, does not differ from the above computation, which is based on audited financial statements.